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			      UNITED STATES
		    SECURITIES AND EXCHANGE COMMISSION
			    Washington, D.C. 20549

			      SCHEDULE 13D
		 Under the Securities Exchange Act of 1934
			 (Amendment No. ________)*


______________________ACACIA AUTOMOTIVE, INC.________________________

			(Name of Issuer)

__________________Common Stock, $0.001 Par Value_____________________

                  (Title of Class of Securities)

_______________________________00389L104_____________________________

			     (CUSIP Number)

		     Robert A. Forrester, Esquire
		1215 Executive Drive West - Suite 102
			Richardson, TX 75081
__________________________(972) 437-9898______________________________

	     (Name, Address and Telephone Number of Person
	   Authorized to Receive Notices and Communications)

____________________________February 1, 2007____________________________
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or
240.13d-1(g), check the following box.     [X]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form arenot required to respond unless the form displays a currently valid OMB control number.

SEC 1746 (3-06)


CUSIP No. 00389L104    Schedule 13D      Page 2 of 4 Pages

1.	Names of Reporting Persons.
	I.R.S. Identification Nos. of above persons (entities only).

	L Palmer Sample...........................................

2.	Check the Appropriate Box if a Member of a Group:
	(a)	Not applicable.......................................

	(b)	Not applicable.......................................

3.	SEC Use Only ................................................

4.	Source of Funds ...[PF]..and [OO]............................

5. 	Check if Disclosure of Legal Proceedings Is Required Pursuant to
	Items 2(d) or 2(e): .....Not applicable.............

6.	Citizenship or Place of Organization ..USA...................

Number of 	7. Sole Voting Power...89,500........................
Shares Bene-
ficially owned 	8. Shared Voting Power.......0.......................
by Reporting 	9. Sole Dispositive Power ......89,500...............
Person With
		10. Shared Dispositive Power .......0................

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
	..89,500.............

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
        .....[  ]................

13.	Percent of Class Represented by Amount in Row (11)...0.9%.......

14.	Type of Reporting Person...[IN]................


Item 1. Security and Issuer

	The securities covered by this Schedule 13D are shares of common stock, $.001 par value (the "Common Stock"), of Acacia Automotive, Inc., a Texas corporation (the "Company"). The Company's principal executive offices are located at 3512 East Silver Springs Boulevard #243, Ocala, FL 34470.

Item 2. Identity and Background

	(a)  This Schedule 13D is being filed by L Palmer Sample
	(the "Reporting Person").
	(b) The Reporting Person resides at 3922 SW 103rd Lane, Ocala, FL
	34476
	(c)  Not Applicable
	(d) The Reporting Person has not, during the past five years, been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors).
	(e) The Reporting Person has not, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in enjoining future violations of or prohibition or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
	(f) The Reporting Person is a U.S. citizen.

CUSIP No. 00389L104           Schedule 13D             Page 3 of 4 Pages

Item 3. Source and Amount of Funds or Other Consideration

	On October 17, 2006, the Reporting Person acquired an aggregate of 500,000 pre-split shares of Common Stock from Tony G. Gibbs, an individual, for the sum of $5,000.00 cash. After actions by the issuer's board of directors and a ratifying vote by the company's shareholders on February 1, 2007, the company authorized a one-for-eight reverse split of its Common shares, resulting in the Reporting Person owning 62,500 post-split shares of Common stock. The Reporting Person disclaims any beneficial ownership in securities help by any other person, and further disclaims any beneficial ownership of his securities by any other person.

Item 4. Purpose of Transaction

	The Reporting Person acquired the Shares for investment purposes.
	(a) The Reporting Person will evaluate any opportunities to acquire or sell securities in the future based on market conditions and other factors, but does not contemplate any material transactions.
	(b)  Not applicable.
	(c)  Not applicable.
	(d)  Not applicable.
	(e)  Not applicable.
	(f)  Not applicable.
	(g)  Not applicable.
	(h)  Not applicable.
	(i)  Not applicable.
	(j)  Not applicable.

Item 5. Interest in Securities of the Issuer

	(a) On October 17, 2006, the Reporting Person acquired for cash a total of 500,000 pre-split shares of the Company. On February 1, 2007, the company's board of directors and shareholders ratified certain proposals and on February 20, 2007, the shares underwent a one-for-eight reverse split, resulting in a reduction of shares owned by the Reporting Person from 500,000 to 62,500. In addition, the Reporting Person received Common stock as gifts from his father, the CEO of the Company, 5,000 Common shares each on March 23, 2007 and April 18, 2007, and 7,000 shares on April 20, 2007. On February 1, 2007, the company's board of directors also approved issuance of 10,000 to the Reporting Person in exchange for web and email consulting and hosting services provided to the company. This resulted in combined total holdings of 89,500 aggregate shares of the Company's Common stock representing a total ownership of 00.9% of its issued and outstanding Common shares. The Reporting Person no longer owns an interest of 5% or greater in the Company and is not subject to reporting after this filing. The Reporting Person disclaims any beneficial ownership of his securities by Steven L Sample or any other person, and further disclaims any beneficial ownership in the securities of others.
	(b) The number of shares as to which the Reporting Person has:

	Sole power to vote or direct the vote:			89,500
	Shared power to vote or direct the vote:	         -0-
	Sole power to dispose or direct the disposition:	89,500
	Shared power to dispose or direct the disposition:	 -0-
	(c) Not applicable.
	(d) Not applicable.
	(e) Not applicable.

CUSIP No. 00389L104          Schedule 13D               Page 4 of 4 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer. The Reporting Person has performed limited services relating to web design and hosting and email hosting services for the Company under a verbal agreement. The Reporting Person has not been paid cash for any of these services, but was issued a stock grant of 10,000 shares of Common stock pursuant to the actions by the board of directors on February 1, 2007. The reporting Person continues to provide design, maintenance and hosting services for the company's web site and email programs, and anticipates that these services could result in his future remuneration in the form of cash payments or stock-for-services issued by the company.

Item 7.  Material to be Filed as Exhibits.   N/A

SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 5, 2007

/s/ L Palmer Sample

Name:  L Palmer Sample